UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

☑ ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2004

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______________ to ________________

Commission File Number 000-23467

A. Full title of the Plan:

PENWEST PHARMACEUTICALS CO.
SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

PENWEST PHARMACEUTICALS CO.
39 OLD RIDGEBURY ROAD, SUITE 11
DANBURY, CT 06810-5120

Report of Independent Registered Public Accounting Firm

Board of Directors
Penwest Pharmaceuticals Co. Savings Plan

We have audited the accompanying statements of net assets available for benefits of Penwest Pharmaceuticals Co. Savings Plan as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004 and 2003, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2004 and delinquent participant contributions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Stamford, Connecticut
June 23, 2005

Penwest Pharmaceuticals Co. Savings Plan
Statements of Net Assets Available for Benefits

	December 31,
	2004	2003
Assets
Investments:
Short term investments	$4,532,845	$4,227,861
Penwest Pharmaceuticals Co. common stock	790,650	1,240,750
Participant loans	29,397	24,178

	5,352,892	5,492,789
Employer contributions receivable	232,000	—

Net assets available for benefits	$5,584,892	$5,492,789

See accompanying notes.

Penwest Pharmaceuticals Co. Savings Plan
Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31,
	2004	2003
Additions
Investment income:
Net (depreciation) appreciation in fair value of investments	$(127,176)	$1,892,665
Interest and dividends	48,204	70,572

	(78,972)	1,963,237

Contributions:
Participants	383,985	399,605
Rollover contributions	26,759	—
Employer	438,040	232,431

	848,784	632,036

Net increase	769,812	2,595,273

Deductions
Benefits paid to participants	666,044	2,994,626
Deemed distributions of participant loans	3,469	16,002
Administrative expenses	8,196	5,694

Total deductions	677,709	3,016,322

Net increase (decrease) in net assets available for benefits	92,103	(421,049)

Net assets available for benefits:
Beginning of year	5,492,789	5,913,838

End of year	$5,584,892	$5,492,789

See accompanying notes.

Penwest Pharmaceuticals Co. Savings Plan
Notes to Financial Statements

1.  Description of the Plan

The following description of the Penwest Pharmaceuticals Co. (the “Company” or the “Employer”) Savings Plan (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions. Copies are available from the Plan’s Administrative Committee (the “Plan Administrator”).

General

The Plan is a defined contribution plan covering all U.S. employees of the Company, including part-time employees. An employee is eligible to participate in the Plan after attaining age 18 and completing three months of service, as defined in the Plan. In 2004, Prudential Financial acquired the retirement operations of CIGNA Corporation. Prudential Retirement, a wholly-owned subsidiary of Prudential Financial, now serves as the trustee of the Plan. Prior to this acquisition, CIGNA Retirement served as the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

Contributions

Participants may contribute from 1% up to 15% of pre-tax compensation as defined in the Plan document. The Company may make quarterly matching contributions, as defined in the Plan document, in an amount equal to a percentage of each participant’s pre-tax contributions to the Plan up to 6% of compensation. Additional amounts may be contributed at the discretion of the Company’s Board of Directors to be allocated to the accounts of the participants who are employed on the last day of the Plan Year.

Participant Accounts

Individual accounts are maintained for all Plan participants. These accounts reflect participants’ contributions, and related Company matching and discretionary contributions, if any, to the Plan, and allocations of earnings or losses on the Plan’s investments. Allocations are based on participant account balances. Forfeitures of nonvested amounts are generally used to reduce future Employer contributions; however, effective January 1, 2004, forfeitures may also be applied against the Plan’s administrative expenses and for the reinstatement of previously forfeited balances.

Penwest Pharmaceuticals Co. Savings Plan
Notes to Financial Statements (continued)

1.  Description of the Plan (continued)

Vesting

Participants are immediately vested in their contributions, as well as any earnings thereon. Vesting in the Employer contribution portion of their accounts, as well as any earnings thereon, is based on years of credited service and vest in accordance with the following schedule:

Credited Service	% Vested
Less than one year	0%
One year	25%
Two years	50%
Three years	75%
Four years or more	100%

In the event of disability, attainment of age 65, or death of a participant, the related Employer contributions and earnings thereon become fully vested.

Investment Options

All of the Plan’s investment programs are fully participant directed. Upon enrollment in the Plan, a participant may direct Employer and participant contributions among any of the Plan’s current investment options.

Payment of Benefits

Upon termination, permanent disability or death, 100% of the value of the participant’s vested account may be paid to the participant or the participant’s beneficiary in a lump sum payment.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their vested account balance, whichever is less. Loans bear interest at a rate determined in accordance with a loan policy adopted by the Plan Administrator.

Penwest Pharmaceuticals Co. Savings Plan
Notes to Financial Statements (continued)

1.  Description of the Plan (continued)

Participant Loans (continued)

Interest rates on outstanding loans as of December 31, 2004 and 2003 range from 5.25% to 10.5%. Loan terms currently permitted range from 1 to 5 years but may be increased if the loan is used for the purchase of a primary residence. Loans are secured by the balance in the participant’s account.

Expenses

Investment management expenses are charged to the Plan’s underlying investment funds, and the Plan pays transaction and account-based expenses. The Company pays all other expenses of the Plan, including administration, recordkeeping and trust service charges.

Plan Termination

Although the Company has not expressed any intent to do so, it has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

2.  Summary of Accounting Policies

Investment Valuation

The Plan’s investments are stated at fair value. Pooled separate accounts are valued at fair market value based on quoted market prices of underlying investments and are represented by the net unit values held by the Plan at year-end. The Guaranteed Income Fund is valued at contract value which approximates fair value. Penwest Pharmaceuticals Co. common stock is valued at the last reported sales price on the last business day of the year. The participant loans are valued at their outstanding principal balances, which approximate fair value.

Purchases and sales of investments are recorded on the trade dates. Interest income is recorded on the accrual basis.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Penwest Pharmaceuticals Co. Savings Plan
Notes to Financial Statements (continued)

3.  Investments

Individual investments that represent 5% or more of the Plan’s net assets available for benefits are as follows:

	December 31,
	2004	2003
Prudential Retirement Insurance Company Funds:
Guaranteed Income Fund — 47,121 and 71,429 units, respectively	$1,321,083	$1,937,663
Balanced/Dresdner RCM Fund — 76,846 and 83,132 units, respectively	706,883	735,557
Dryden S&P500® Index Fund (formerly S&P500® Index Fund) — 15,039 and 8,145 units, respectively	1,044,749	513,324

Penwest Pharmaceuticals Co. common stock — 66,108 and 71,803 shares, respectively	790,650	1,240,750

During 2004 and 2003, the Plan’s investments, including gains and losses on investments bought and sold, as well as held during the year appreciated (depreciated) in value as follows:

	Year Ended December 31,
	2004	2003
Prudential Retirement Insurance Company Funds:
Core Bond/BSAM Fund (formerly Core Bond Fund)	$518	$2,708
High Grade Bond/BSAM Fund (formerly TimesSquare	3,098	4,080
High Grade Bond Fund)
AllianceBernstein Balanced Shares Fund (formerly	24,203	55,420
Alliance Balanced Shares Fund) — Class A
Balanced/Dresdner RCM Fund	23,608	88,896
Lifetime20 Fund (formerly CIGNA Lifetime 20 Fund)	13,602	11,226
Lifetime30 Fund (formerly CIGNA Lifetime 30 Fund)	486	2,967
Lifetime40 Fund (formerly CIGNA Lifetime 40 Fund)	6,837	1,300
Lifetime50 Fund (formerly CIGNA Lifetime 50 Fund)	1,743	1,024
Lifetime60 Fund (formerly CIGNA Lifetime 60 Fund)	1,394	2,048
Alliance Growth & Income Fund — Class A	509	11,206
Dryden S&P500® Index Fund (formerly S&P500®	87,997	118,345
Index Fund)
Fidelity Advisor Equity Growth Account	1,613	22,793
Oakmark Select Fund — Class II	13,035	29,041
Mid Cap Growth/Artisan Partners Fund	15,507	7,642
Small Cap Value/TCW Fund	(6,634)	33,722

Penwest Pharmaceuticals Co. Savings Plan
Notes to Financial Statements (continued)

3.   Investments (continued)

	Year Ended December 31,
	2004	2003
Prudential Retirement Insurance Company Funds (continued):
Small Cap Growth/TimesSquare Fund	7,262	3,327
Lazard International Equity Account	647	3,415
American Century International Growth Account	5,210	2,435
International Growth/Artisan Partners Fund	12,853	3,878
Fidelity Advisor Equity Income Account	5,163	—
Franklin Balance Sheet Investment Fund — Class A	15,247	—

Penwest Pharmaceuticals Co. common stock	(361,074)	1,487,192

	$(127,176)	$1,892,665

4.   Differences between Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2004	2003
Net assets available for benefits per the financial statements	$5,584,892	$5,492,789
Less: Employer contributions receivable	(232,000)	—

Net assets available for benefits per the Form 5500	$5,352,892	$5,492,789

     The following is a reconciliation of Employer contributions per the financial statements to the Form 5500:

Year Ended
December 31,
2004
Employer contributions per the financial statements	$438,040
Less: Employer contributions accrued	(232,000)

Employer contributions per the Form 5500	$206,040

5.  Partial Plan Termination

On February 27, 2003, in connection with the Company’s sale of substantially all of the assets used in its excipient business, the employees of the excipient business were terminated from the Company’s employment and were no longer active participants, as defined in the Plan. This constituted a partial plan termination, and therefore, all such employees of the excipient business with unvested Company match funds became immediately and fully vested on such date.

Penwest Pharmaceuticals Co. Savings Plan
Notes to Financial Statements (continued)

5.  Partial Plan Termination (continued)

In addition, these former employees were required to, by a specified date, elect one of several options for their existing account balances (unless their account balance was less than $5,000, in which case a full cash distribution was paid out). Options included a rollover distribution into an IRA or another eligible retirement account, taking a lump sum distribution or electing to remain a participant in the Plan in a deferred status. In 2003, substantially all of the benefits paid to participants were associated with the partial plan termination.

6.  Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term, and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

7.  Income Tax Status

In connection with the amendment and restatement of the Plan document adopted in June 2005, the Plan intends to apply for a determination letter from the Internal Revenue Service (the “IRS”) stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”). The Plan Administrator believes that the Plan has been designed to comply with the requirements of the Code and has indicated that it will take the necessary steps, if any, to bring the Plan’s operations and/or documents into compliance with the Code.

8.  Employer Contributions Receivable

As a result of an operational review, the Plan Administrator has identified deficiencies in the calculation of elective deferrals and the related Company matching contributions as they relate to bonus compensation paid to participants of the Plan in prior years. The Company is in the process of applying to enter into the IRS Voluntary Correction Program to undertake the corrective actions required, including payments of any lost earnings. These estimated payments have been accrued as contributions receivable in the statement of net assets available for benefits at December 31, 2004.

Supplemental Schedules

Penwest Pharmaceuticals Co. Savings Plan
Schedule H, line 4(a) — Schedule of Delinquent Participant Contributions
(EIN: 91-1513032, PN: 002)
Year Ended December 31, 2004

Participant Contributions Transferred Late to Plan	Total that Constitute Nonexempt Prohibited Transactions

$830	$830

Penwest Pharmaceuticals Co. Savings Plan
Schedule H, line 4(i) — Schedule of Assets (Held at End of Year)
(EIN: 91-1513032, PN: 002)
December 31, 2004

	Description of Investment
	Including Maturity Rate,
Identity of Issue, Borrower,	Rate of Interest,
Lessor, or Similar Party	Par or Maturity Value	Current Value

* Prudential Retirement	Guaranteed Income Fund -- 47,121 units	$1,321,083
Insurance Co.	Core Bond /BSAM Fund -- 1,169 units	16,651
	High Grade Bond/ BSAM Fund -- 6,584 units	96,026
	AllianceBernstein Balanced Shares Fund - Class A -- 13,952 units	263,946
	Balanced/Dresdner RCM Fund -- 76,846 units	706,883
	Lifetime20 Fund -- 10,351 units	146,542
	Lifetime30 Fund -- 352 units	5,030
	Lifetime40 Fund -- 4,893 units	68,963
	Lifetime50 Fund -- 1,791 units	25,502
	Lifetime60 Fund -- 1,597 units	23,053
	Dryden S&P500® Index Fund -- 15,039 units	1,044,749
	Fidelity Advisor Equity Growth Account -- 1,293 units	100,316
	Oakmark Select Fund - Class II -- 4,807 units	160,559
	Mid Cap Growth/Artisan Partners Fund -- 14,030 units	141,891
	Small Cap Growth/TimesSquare Fund -- 4,035 units	77,367
	Lazard International Equity Account -- 348 units	6,742
	American Century International Growth Account -- 4,652 units	50,516
	International Growth/Artisan Partners Fund -- 10,032 units	104,784
	Fidelity Advisor Equity Income Account -- 1,309 units	58,075
	Franklin Balance Sheet Investment Fund -- Class A -- 1,787 units	114,167

Penwest Pharmaceuticals Co. Savings Plan
Schedule H, line 4( i ) — Schedule of Assets (Held at End of Year)
(EIN: 91-1513032, PN: 002)
December 31, 2004
(continued)

	Description of Investment
Identity of Issue,	Including Maturity Rate,
Borrower,	Rate of Interest,
Lessor, or Similar Party	Par or Maturity Value	Current Value

* Prudential Retirement	Penwest Pharmaceuticals Co.	790,650
Brokerage Services, Inc.	common stock -- 66,108 shares

* Participant Loans	Interest rates ranging from	29,397
	5.25% -- 10.5%; maturity dates through 2015

		$5,352,892

*Denotes party in interest to the Plan.

The cost column is not applicable as all of the Plan’s investment programs are fully participant directed.

SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Penwest Pharmaceuticals Co.
Savings Plan

June 28, 2005	By:/s/ Jennifer L. Good
Jennifer L. Good
Senior Vice President, Finance and
Chief Financial Officer
Penwest Pharmaceuticals Co.
Savings Plan Administrative Committee